[This reference is to an article from Reuters available at https://www.reuters.com/article/us-equifax-agm-iss-proxy/proxy-adviser-iss-recommends-against-five-equifax-directors-over-cyberbreach-idUSKBN1HL1CL ]

[This reference is to an article from the Wall Street Journal available at https://www.wsj.com/articles/ctw-recommends-equifax-shareholders-vote-against-3-directors-1523442600 ]